EXHIBIT 99.1

Commercial Update

FLNG Hilli – Hedged part of TTF linked production for Q1 2022:

Golar is pleased to announce that it has entered into swap arrangements to hedge part of its TTF price exposure for the incremental 0.2 MTPA train 3 production for Q1 2022 at a TTF price of $28/MMBtu. With TTF gas prices averaging $28/MMBtu during Q1 2022, the additional capacity utilization is expected to realize $21.2 million of Net Income to Golar for the quarter. This implies a gross tolling fee of $11.4/MMBtu for the incremental production. For each $1.00/MMBtu change in TTF, Net Income realized by Golar will increase (or decrease) by $0.4 million for unhedged volumes during Q1 2022.

Golar is also realizing increased Net Income from the Brent link component of production from trains 1 and 2. Golar’s realized share of Net Income increases by $2.7m for every $1/bbl that Brent is above $60/bbl. Assuming the current oil price of approximately $83/bbl for 2022, Net Income realized from the oil derivative will be approximately $15.5m for Q1 2022 or $62m for the full year.

Shipping:

Golar has recently secured a 1-year fixed time charter for one of its carriers. This will generate approximately $36.5 million of revenue. The seasonal and cyclical strength of the LNG carrier segment remains encouraging. Increasing price arbitrages between LNG trading basins is driving up LNG freight rates in the short term. Increasing demand for LNG freight together with new environmental regulations impacting effective supply of LNG carriers from 2023 add support to the medium and long-term outlook. Charterers are increasingly looking for longer term charters to secure shipping availability.

About Golar

Golar LNG is one of the world's most innovative and experienced independent owners and operators of marine LNG infrastructure. The company developed the world's first Floating LNG liquefaction terminal (FLNG) and Floating Storage and Regasification Unit (FSRU) projects based on the conversion of existing LNG carriers. Front End Engineering and Design (FEED) studies have also been completed for a larger newbuild FLNG solution.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements.

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG Limited undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda

October 13, 2021

Enquiries:

Golar Management Limited: + 44 207 063 7900

Karl Fredrik Staubo - CEO

Eduardo Maranhão - CFO

Stuart Buchanan - Head of Investor Relations

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act